UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number 000-33189

CANYON COPPER CORP.
(Translation of registrant’s name into English)

Suite 408 - 1199 West Pender Street
Vancouver, BC, Canada V6E 2R1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x ] Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH

Exhibit Number	Description of Exhibit
3.1	Certificate of Continuation issued May 31, 2013 by the British Columbia Registrar of Companies.
3.2	Notice of Articles.
3.3	Articles.
99.1	News Release.
99.2	Material Change Report.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 4, 2013		CANYON COPPER CORP.

		By:	/s/ Kurt Bordian
Kurt Bordian
Chief Financial Officer